UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

May 5, 2026

Date of Report (Date of earliest event reported)

EXPRO GROUP HOLDINGS N.V.

(Exact name of Registrant as specified in its charter)

The Netherlands	001-36053	98-1107145
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1311 Broadfield Boulevard, Suite 400
Houston, TX	77084
(Address of principal executive offices)	(Zip Code)

(713) 463-9776

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, €0.06 nominal value	XPRO	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02    Results of Operations and Financial Condition.

On May 5, 2026, Expro Group Holdings N.V. (the “Company”) announced its results for the quarter ended March 31, 2026. A copy of the Company’s press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information in this Item 2.02 (including the exhibit) shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Item 7.01    Regulation FD Disclosure.

In addition, on May 5, 2026, the Company posted a presentation on the Company’s website, www.expro.com, under “Investor Relations”.

Also, management of the Company anticipates participating in, and presenting at, upcoming meetings with certain investors. A copy of the first quarter 2026 investor presentation materials to be generally used in connection with such presentations and meetings has been posted on the Investors section of the Company’s website.

Further, the Company updated its Interactive Analyst Center on its website to include first quarter 2026 financial results. The Interactive Analyst Center is designed to enable investors and analysts to view, chart and download the Company’s actual and historical pro forma financial and operating information. The Company routinely posts announcements, updates, presentations and other investor information on its website, including downloadable financial data and/or operating metrics that may be posted from time to time in the future.

The information furnished in this Item 7.01 shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act or the Exchange Act.

Item 8.01    Other Events.

To the extent required, the information included in Item 7.01 of this Current Report on Form 8-K is incorporated by reference into this Item 8.01.

Important Information for Shareholders

In connection with the proposed change to the Company’s corporate domicile from the Netherlands to the Cayman Islands (the “Redomicile”), Expro Ltd (“Expro Cayman”) has filed a registration statement on Form S-4 (the “Registration Statement”), which includes Expro Cayman’s prospectus as well as the Company’s proxy statement (the “Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (“SEC”). The Registration Statement was declared effective by the SEC on April 21, 2026. Expro Cayman filed a final prospectus and the Company filed the definitive Proxy Statement/Prospectus, in each case, on April 21, 2026. The definitive Proxy Statement/Prospectus was first mailed to the Company’s shareholders on or about April 21, 2026 in connection with the proposed change to the Company’s corporate domicile. INVESTORS AND SECURITYHOLDERS OF THE COMPANY ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, EXPRO CAYMAN, THE REDOMICILE AND RELATED MATTERS. Investors and securityholders can obtain free copies of the definitive Proxy Statement/Prospectus and other documents filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders can obtain free copies of the documents filed with the SEC on the Company website at www.expro.com or by contacting the Company’s Corporate Secretary.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 (the “Securities Act”).

Item 9.01    Financial Statements and Exhibits.

(d) Exhibits.

Exhibit
Number	Description of the Exhibit
99.1	Press Release dated May 5, 2026
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPRO GROUP HOLDINGS N.V.

Date: May 5, 2026	By:	/s/ Sergio L. Maiworm Jr.
Sergio L. Maiworm, Jr.
Chief Financial Officer

3